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Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	Fiscal Year 2007 (Successor)	Fiscal Year 2006 (Successor)	Fiscal Year 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Fiscal Year 2003 (Predecessor)
EARNINGS CALCULATION:
Income (loss) before taxes	$34,251	$26,277	$22,810	$5,547	$(4,131)	$26,624
Add Back: Fixed Charges	21,572	24,406	20,743	10,851	9,035	14,973

Calculated Earnings	$55,823	$50,683	$43,553	$16,398	$4,904	$41,597

EARNINGS SHORTFALL FOR RATIO OF 1.0					4,131
FIXED CHARGES CALCULATION(A):
Interest expense(B)	$20,939	$23,806	$20,310	$10,518	$8,902	$14,540
Interest Expense portion of rental expense	633	600	433	333	133	433

	$21,572	$24,406	$20,743	$10,851	$9,035	$14,973

RATIO: EARNINGS/FIXED CHARGES	2.59	2.08	2.10	1.51	—	2.78

(A)
Fixed charges exclude capitalized interest; capitalized interest is zero.

(B)
Includes normal debt issue amortization costs, but does not include loss on debt extinguishment.

INTEREST EXPENSE PORTION OF RENTAL EXPENSE:
Rental expense	1,900	1,800	1,300	1,000	400	1,300
Estimated Interest Cost	33%	33%	33%	33%	33%	33%
Calculated total	633	600	433	333	133	433

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  Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES